UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: April 30, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-1789

This Form 6-K consists of the legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

April 30, 2014

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated April 9, 2014 relating to the Airbag Phoenix Autocallable Optimization Securities, the Product Supplement dated January 12, 2012 relating to the Airbag Yield Optimization Notes, the Product Supplement dated January 25, 2012 relating to the Contingent-Return Optimization Securities, the Product Supplement dated January 10, 2013 relating to the Return Optimization Securities, the Product Supplement dated February 28, 2012 relating to the Trigger Performance Securities, the Product Supplement dated January 23, 2013 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated February 5, 2013 relating to the Trigger Return Optimization Securities, the Product Supplement dated April 30, 2013 relating to the Trigger Step Performance Securities, the Pricing Supplement dated April 25, 2014 relating to the SPX CROS Securities (as defined in the Annex A hereto), the Pricing Supplement dated April 25, 2014 relating to the Basket Securities (as defined in the Annex A hereto), the Pricing Supplement dated April 25, 2014 relating to the CMCIER Securities (as defined in the Annex A hereto), the Pricing Supplement dated April 25, 2014 relating to the SPX TPS Securities (as defined in the Annex A hereto), the Pricing Supplement dated April 25, 2014 relating to the SPX TROS Securities (as defined in the Annex A hereto), the Pricing Supplement dated April 25, 2014 relating to the SPX TSPS Securities (as defined in the Annex A hereto), the Pricing Supplement dated April 28, 2014 relating to the BIDU Securities, the PXD Securities and the WYNN Securities (each, as defined in the Annex A hereto), the Pricing Supplement dated April 28, 2014 relating to the DATA Securities and the GTAT Securities (each, as defined in the Annex A hereto), the Pricing Supplement dated April 28, 2014 relating to the SX5E TPS Securities (as defined in the Annex A hereto), the Pricing Supplement dated April 28, 2014 relating to the MXEF and RTY Securities (as defined in the Annex A hereto) and the Pricing Supplement dated April 28, 2014 relating to the SX5E TSPS Securities (as defined in the Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated April 30, 2014 representing the SPX CROS Securities, (d) the Global Security dated April 30, 2014 representing the Basket Securities, (e) the Global Security dated April 30, 2014 representing the CMCIER Securities, (f) the Global Security dated April 30, 2014 representing the SPX TPS Securities, (g) the Global Security dated April 30, 2014 representing the SPX TROS Securities, (h) the Global Security dated April 30, 2014 representing the SPX TSPS Securities, (i) the Global Security dated April 30, 2014 representing the BIDU Securities, (j) the Global Security dated April 30, 2014 representing the PXD Securities, (k) the Global Security dated April 30, 2014 representing the WYNN Securities, (l) the Global Security dated April 30, 2014 representing the DATA Securities, (m) the Global Security dated April 30, 2014 representing the GTAT Securities, (n) the Global Security dated April 30, 2014 representing the SX5E TPS Securities, (o) the Global Security dated April 30, 2014 representing the MXEF and RTY Securities, (p) the Global Security dated April 30, 2014 representing the SX5E TSPS Securities, (q) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (r) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (r) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Contingent-Return Optimization Securities due October 31, 2016 (Linked to the S&P 500® Index) (the “SPX CROS Securities”)	$1,543,650.00
Return Optimization Securities due May 29, 2015 (Linked to an Equally Weighted Basket of Selected Equity Securities) (the “Basket Securities”)	$4,277,000.00
Trigger Performance Securities due April 30, 2024 (Linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return) (the “CMCIER Securities”)	$1,155,500.00
Trigger Performance Securities due April 30, 2019 (Linked to the S&P 500® Index) (the “SPX TPS Securities”)	$2,732,600.00
Trigger Return Optimization Securities due April 28, 2017 (Linked to the S&P 500® Index) (the “SPX TROS Securities”)	$1,367,000.00
Trigger Step Performance Securities due April 30, 2018 (Linked to the S&P 500® Index) (the “SPX TSPS Securities”)	$4,088,400.00
Airbag Phoenix Autocallable Optimization Securities due October 31, 2015 (Linked to the American depositary receipts of Baidu, Inc.) (the “BIDU Securities”)	$671,000.00
Airbag Phoenix Autocallable Optimization Securities due October 31, 2015 (Linked to the common stock of Pioneer Natural Resources Company) (the “PXD Securities”)	$805,000.00
Airbag Phoenix Autocallable Optimization Securities due October 31, 2015 (Linked to the common stock of Wynn Resorts, Limited) (the “WYNN Securities”)	$1,422,000.00
Airbag Yield Optimization Notes due October 31, 2014 (Linked to the common stock of Tableau Software, Inc.) (the “DATA Securities”)	$897,000.00
Airbag Yield Optimization Notes due October 31, 2014 (Linked to the common stock of GT Advanced Technologies Inc.) (the “GTAT Securities”)	$3,656,000.00
Trigger Performance Securities due April 30, 2019 (Linked to the EURO STOXX 50® Index) (the “SX5E TPS Securities”)	$7,202,650.00
Trigger Phoenix Autocallable Optimization Securities due April 30, 2024 (Linked to the least performing index between the MSCI® Emerging Markets IndexSM and the Russell 2000® Index) (the “MXEF and RTY Securities”)	$14,989,620.00
Trigger Step Performance Securities due April 28, 2017 (Linked to the EURO STOXX 50® Index) (the “SX5E TSPS Securities”)	$3,943,290.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

April 30, 2014

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Securities LLC (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Financial Services, Inc. and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated April 15, 2013 relating to the Contingent Income Auto-Callable Securities and the Pricing Supplement dated April 25, 2014 relating to the Securities, each constituting a part thereof, (b) the Indenture, (c) the Global Security dated April 30, 2014 representing the Securities, (d) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (e) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (e) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Contingent Income Auto-Callable Securities due April 30, 2019 (Linked to the worst performing index between the EURO STOXX 50® Index and the Russell 2000® Index)	$3,510,000.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

April 30, 2014

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated February 21, 2014 relating to the Trigger Autocallable Optimization Securities, the Prospectus Supplement dated February 21, 2014 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated February 21, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated February 21, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated February 21, 2014 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated February 21, 2014 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated April 25, 2014 relating to the CELG Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2014 relating to the GILD Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2014 relating to the MDVN Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2014 relating to the FB TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2014 relating to the LVS Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2014 relating to the TSLA TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2014 relating to the X Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2014 relating to the CLF1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2014 relating to the CLF2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2014 relating to the CRM Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2014 relating to the FB TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2014 relating to the RAD1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2014 relating to the RAD2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2014 relating to the RAD3 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2014 relating to the RAD4 Securities (as defined in Annex A hereto) and the Final Terms Supplement dated April 25, 2014 relating to the TSLA TYON Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated April 30, 2014 representing the CELG Securities, (d) the Global Security dated April 30, 2014 representing the GILD Securities, (e) the Global Security dated April 30, 2014 representing the MDVN Securities, (f) the Global Security dated April 30, 2014 representing the FB TPAOS Securities, (g) the Global Security dated April 30, 2014 representing the LVS Securities, (h) the Global Security dated April 30, 2014 representing the TSLA TPAOS Securities, (i) the Global Security dated April 30, 2014 representing the X Securities, (j) the Global Security dated April 30, 2014 representing the CLF1 Securities, (k) the Global Security dated April 30, 2014 representing the CLF2 Securities, (l) the Global Security dated April 30, 2014 representing the CRM Securities, (m) the Global Security dated April 30, 2014 representing the FB TYON Securities, (n) the Global Security dated April 30, 2014 representing the RAD1 Securities, (o) the Global Security dated April 30, 2014 representing the RAD2 Securities, (p) the Global Security dated April 30, 2014 representing the RAD3 Securities, (q) the Global Security dated April 30, 2014 representing the RAD4 Securities, (r) the Global Security dated April 30, 2014 representing the TSLA TYON Securities, (s) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (t) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (t) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Trigger Autocallable Optimization Securities due May 4, 2015 (Linked to the common stock of Celgene Corporation) (the “CELG Securities”)	$1,000,000.00
Trigger Autocallable Optimization Securities due May 4, 2015 (Linked to the common stock of Gilead Sciences, Inc.) (the “GILD Securities”)	$1,000,000.00
Trigger Autocallable Optimization Securities due May 4, 2015 (Linked to the common stock of Medivation, Inc.) (the “MDVN Securities”)	$1,000,000.00
Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the common stock of Facebook, Inc.) (the “FB TPAOS Securities”)	$357,000.00
Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the common stock of Las Vegas Sands Corp.) (the “LVS Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the common stock of Tesla Motors, Inc.) (the “TSLA TPAOS Securities”)	$284,000.00
Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the common stock of United States Steel Corporation) (the “X Securities”)	$200,000.00
Trigger Yield Optimization Notes due May 1, 2015 (Linked to the common stock of Cliffs Natural Resources Inc.) (the “CLF1 Securities”)	$99,990.00
Trigger Yield Optimization Notes due May 1, 2015 (Linked to the common stock of Cliffs Natural Resources Inc.) (the “CLF2 Securities”)	$99,990.00
Trigger Yield Optimization Notes due April 30, 2015 (Linked to the common stock of salesforce.com, inc.) (the “CRM Securities”)	$109,876.80
Trigger Yield Optimization Notes due May 1, 2015 (Linked to the common stock of Facebook, Inc.) (the “FB TYON Securities”)	$149,988.29
Trigger Yield Optimization Notes due April 30, 2015 (Linked to the common stock of Rite Aid Corporation) (the “RAD1 Securities”)	$364,926.93
Trigger Yield Optimization Notes due April 30, 2015 (Linked to the common stock of Rite Aid Corporation) (the “RAD2 Securities”)	$353,952.63
Trigger Yield Optimization Notes due April 30, 2015 (Linked to the common stock of Rite Aid Corporation) (the “RAD3 Securities”)	$99,984.96
Trigger Yield Optimization Notes due May 1, 2015 (Linked to the common stock of Rite Aid Corporation) (the “RAD4 Securities”)	$199,997.88
Trigger Yield Optimization Notes due April 30, 2015 (Linked to the common stock of Tesla Motors, Inc.) (the “TSLA TYON Securities”)	$174,868.75

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 30 April 2014